Salt Funds Trust
20 West 22nd Street, Suite 906
New York, New York 10010

May 9, 2019

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
Ms. Megan Miller
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Salt Funds Trust (the “Trust”)
Salt Low truBeta US Market ETF (the “Fund”)
Post-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-228903, 811-23406

Dear Mss. Larkin and Miller:

This correspondence responds to the comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on May 3, 2019 with respect to the Amendment. For your convenience, the comments have been reproduced with the Trust’s responses following each comment.

DISCLOSURE

Comment 1.
The Staff does not believe that the contribution amount in excess of the Fund’s management fee constitutes either a “waiver” or an “expense reimbursement” per Instruction 3(e) to Item 3 of Form N-1A. Consequently, please omit the “contribution” portion of such amount from the fee waiver caption and delete references to such amount in the applicable footnote. Please also revise the caption “Less Fee Waiver and Contribution” to delete the word “Less”. Additionally, please update the expense examples to reflect the changes to the fee table.

Response:	The requested changes have been made, and the “Fees and Expenses of the Fund” section of the Prospectus has been revised to appear as attached at Appendix A.

Comment 2.
Please consider clarifying the operation of the fee waiver and contribution agreement in the “Management—Investment Adviser” section by providing an example of how the agreement will operate, such as the example included in the fee waiver and contribution agreement.

Response:	The example included in the fee waiver and contribution agreement has been incorporated into the above-referenced disclosure.

ACCOUNTING

Comment 3.
How does the Fund plan on accounting for the amount of the waiver in excess of the unitary fee (the “Excess Amount”)? Please specifically discuss applicable technical references under U.S. GAAP, including (i) FASB Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”) and (ii) the Staff’s Dear CFO letter dated November 1, 1994 (the “Dear CFO Letter”).

Response:
Trust management has determined to treat the Excess Amount as income to the Fund, with such income accrued by the Fund daily based on the net assets of the Fund. The Trust notes that neither ASC 606, nor the guidance from the AICPA Audit and Accounting Guide Revenue Recognition deal specifically with amounts of a waiver in excess of a unitary management fee, other than temporary amounts due to the use of estimates or a lag in reporting. Based on the five-step framework of ASC 606, the Fund’s accounting for the Excess Amount is as follows:

Step 1.
The Fund and its investment adviser (the “Adviser”) are party to an Investment Advisory Agreement dated February 25, 2019 (the “Advisory Agreement”), pursuant to which the Adviser receives an asset-based unitary management fee in exchange for performing certain management and administrative services for the Fund as detailed in the Advisory Agreement. Additionally, the Fund will execute a Fee Waiver and Contribution Agreement (the “Waiver Agreement” and together with the Advisory Agreement, the “Agreements”), pursuant to which the Adviser will waive all of its management fee and compensate the Fund the Excess Amount for a specified period of time. The Agreements were each approved by the Trust, on behalf of the Fund, and the Adviser prior to the commencement of the Fund’s operations. Consequently, the Fund considers the Agreements as a combination of contracts and consequently treats them as a single contract.

Step 2.	The Fund considers all of the obligations of the Agreements to be a single performance obligation.

Step 3.
The Fund will determine the value of the Excess Amount based on the terms of the Waiver Agreement and the specific net asset level of the Fund calculated each day during which the Waiver Agreement applies.

Step 4.
Because the Waiver Agreement pertains to obligations deemed a single bundle of obligations to be performed over time all of which are necessary for the overall management of the Fund, no allocation to specific performance obligations is expected.

Step 5.	Consequently, the Fund will recognize the full Excess Amount applicable for each day.
Additionally, Trust management has considered the guidance in the Dear CFO Letter, under the section entitled “Accounting For Certain Transactions with Affiliates”. The Trust notes that the Dear CFO Letter pertains to affiliates that have “compensated funds for losses on a certain of their investment holdings.” The Dear CFO Letter specifically addresses (i) direct contributions by an affiliate to the fund to offset the effect of a realized loss on a portfolio investment and (ii) the purchase by an affiliate of securities from the fund at prices in excess of the securities’ current market value. Trust management does not believe that either such circumstance is applicable or informative with respect to the Fund’s accounting treatment for the Excess Amount because the Excess Amount is unrelated to the Fund’s investments.

*	*	*

If you have any questions regarding the above responses, please contact the undersigned at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,
/s/ Michael D. Barolsky
Michael D. Barolsky
Senior Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator to the Trust

APPENDIX A

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). This table and the example below do not include the brokerage commissions that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.29%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.29%
Fee Waiver[2]	(0.290)%
Total Annual Fund Operating Expenses After Fee Waiver	0.00%
1     Estimated for the current fiscal year.
2     The Fund’s investment adviser has agreed to waive the Fund’s full unitary management fee of 0.29% on the first $100 million in net assets until at least May 31, 2020. This agreement may be terminated only by, or with the consent of, the Fund’s Board of Trustees.
Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$0	$64

3